Exhibit 99.1

PRESS RELEASE
For more information contact:
Investor Relations Garth Russell KCSA Strategic Communications (212) 896-1250 grussell@kcsa.com

Tikcro Technologies Reports Fourth Quarter and Year End 2015 Results

Tel Aviv, Israel, March 31, 2016 - Tikcro Technologies Ltd. (OTCQX: TIKRF) today reported financial results for the fourth quarter and the year ended December 31, 2015.

Aviv Boim, CEO of Tikcro, commented, “In the quarter, we continued to make progress with pre-clinical development of functional antibodies for cancer immune modulators. Leveraging a unique approach for the generation of antibodies, we aim to bring functional antibodies with exclusive blocking qualities to a number of targeted domains. In the quarter, we commenced research activities from our new facilities at the Kiryat Weizmann Science Park in Israel."

Net loss for the fourth quarter of 2015 was $205,000, or $0.02 per diluted share. Net loss for the full year ended December 31, 2015 was $885,000, or $0.10 per diluted share.

As of December 31, 2015, the company reported $8.6 million in cash and cash equivalents.  This cash balance includes gross proceeds from the capital raise in the fourth quarter of 2015 of $600,000 for 980,000 ordinary shares. As of December 31, 2015 the company reported 9,878,861 shares of common stock outstanding.

About Tikcro Technologies:

Tikcro Technologies Ltd. (OTCQX: TIKRF) supports early stage development in growth areas, with a focus on biotechnology projects originated in Israeli academic centers. Tikcro is engaged with development of certain antibodies selected and verified in pre-clinical trials with a focus on antibodies blocking of cancer immune modulator pathways. For more information about Tikcro, visit Tikcro’s website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing and the risks related to early stage biotechnology projects, including, but not limited to, obtaining required licenses at reasonable commercial terms, the development, testing, regulatory approval and commercialization of our proposed products, intellectual property rights, competition, exposure to lawsuits and dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.  We undertake no duty to update any forward-looking information.

Tikcro Technologies Ltd. Condensed Balance Sheets (US dollars in thousands)

	December 31, 2015	December 31, 2014
	Unaudited	Audited
Assets
Current assets
Cash and cash equivalents	$8,560	$8,722
Other receivables	123	25
Investment in BioCancell	50	85
Total current assets	8,733	8,832

Property and equipment, net	67	88

Total assets	$8,800	$8,920

Liabilities and Shareholders' Equity

Current liabilities
Other current liabilities	$226	$184

Shareholders' equity	8,574	8,736

Total liabilities and shareholders' equity	$8,800	$8,920

Tikcro Technologies Ltd.
Statements of Operations
(US dollars in thousands, except per share data)

	Three Months Ended December 31,		Year Ended December 31
	2015	2014	2015	2014

Research and development expenses	$25	$17	$247	$89

General and administrative expenses, net	179	101	609	348

Total operating expenses	204	118	856	437

Operating loss	(204)	(118)	(856)	(437)

Financial expenses, net	(1)	(171)	(29)	(240)

Net loss	$(205)	$(289)	$(885)	$(677)

Basic and diluted net loss per share	$(0.02)	$(0.03)	$(0.10)	$(0.08)

Weighted average number of shares used computing basic and diluted loss per share	8,848	8,837	8,840	8,832